Where Food Comes From Inc. 8-K
Exhibit 2.1

ASSET PURCHASE AND CONTRIBUTION AGREEMENT

BY AND AMONG

PRAEDIUM VENTURES, LLC (FORMERLY KNOWN AS VALIDUS VENTURES, LLC),

THE MEMBERS OF PRAEDIUM VENTURES, LLC,

WHERE FOOD COMES FROM, INC.

AND

VALIDUS VERIFICATION SERVICES LLC

September 16, 2013

TABLE OF CONTENTS

ARTICLE I - DEFINITIONS		1

ARTICLE II - PURCHASE AND SALE OF THE PURCHASED ASSETS		7

2.1	Assets to be Purchased and Contributed	7

2.2	Excluded Assets	8

2.3	Consideration	8

2.4	Post-Closing Net Working Capital Adjustment; Transaction Period	9

2.5	Liabilities	11

2.6	Allocation of Consideration	13

2.7	Assignment of Contracts and Rights	13

2.8	Tax Treatment of Contribution	13

2.9	The Closing Date	13

ARTICLE III - CONDITIONS TO CLOSING		14

3.1	Conditions to the Buyer’s Obligations	14

3.2	Conditions to the Seller’s and the Seller Members’ Obligations	15

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF THE SELLER		15

4.1	Organization and Power	15

4.2	Authorization of Transactions	16

4.3	Capitalization	16

4.4	[Intentionally Omitted]	16

4.5	Absence of Conflicts	16

4.6	Financial Statements	16

4.7	Absence of Undisclosed Liabilities Compliance with Legal Requirements; Proceedings	17

4.8	Absence of Certain Developments	17

4.9	Title to Purchased Assets	18

4.10	Taxes	18

4.11	Contracts and Commitments	18

4.12	Purchased IP	19

4.13	Brokerage	19

4.14	Governmental Licenses and Permits	19

4.15	Employees	20

4.16	Employee Benefit Plans	20

4.17	Affiliate Transactions	20

i

4.18	Environmental Matters	21

4.19	Disclosure	21

ARTICLE V - REPRESENTATIONS AND WARRANTIES OF THE SELLER MEMBERS		21

5.1	Enforceability	21

5.2	No Conflicts	21

5.3	Litigation	22

5.4	Brokerage	22

5.5	Interest in Competing Business	22

ARTICLE VI - REPRESENTATIONS AND WARRANTIES OF THE BUYER		22

6.1	Organization and Power	22

6.2	Authorization	22

6.3	No Violation	22

6.4	Litigation	22

6.5	Brokerage	22

6.6	Consents	23

ARTICLE VII - COVENANTS OF THE PARTIES		23

7.1	Employees	23

7.2	Payment of All Taxes Resulting from Purchase of Purchased Assets	23

7.3	Tax Matters; Cooperation	23

7.4	Use of Validus Name	24

7.5	Confidentiality; Restrictive Covenants	24

7.6	Line of Credit	25

7.7	Satisfaction of Retained Liabilities	25

ARTICLE VIII - SURVIVAL INDEMNIFICATION AND RELATED MATTERS		26

8.1	Survival	26

8.2	Limitations	26

8.3	Legal Proceedings	26

8.4	Exclusive Remedies	27

ARTICLE IX - ADDITIONAL AGREEMENTS		27

9.1	Press Releases and Announcements	27

9.2	Further Assurances	27

9.3	Expenses	27

ARTICLE X - MISCELLANEOUS		27

10.1	Amendment	27

10.2	Waiver	27

10.3	Notices	28

10.4	Binding Agreement; Assignment	28

10.5	Severability	28

10.6	No Strict Construction	28

10.7	Captions	28

10.8	Entire Agreement	28

10.9	Counterparts	28

10.10	Governing Law	29

10.11	Parties in Interest	29

10.12	Exhibits and Schedules	29

10.13	Certain Interpretive Matters and Definitions	29

LIST OF EXHIBITS

Exhibit A	Form of Bill of Sale, Assignment and Assumption Agreement
Exhibit B	Form of Dotson Employment Agreement
Exhibit C	Example Terms for Services Agreement

LIST OF SCHEDULES

Schedule 1	Members of Seller
Schedule 1.1	Net Working Capital
Schedule 2.1(b)	Transferred Tangible Personal Property
Schedule 2.1(i)	Transferred Licenses and Accreditations
Schedule 2.4(e)	Accounts Receivable
Schedule 3.1(b)	Required Consents
Schedule 3.1(g)	Qualifications
Schedule 4.3	Capitalization
Schedule 4.5	Absence of Conflicts
Schedule 4.6(a)	Latest Balance Sheet
Schedule 4.7	Compliance With Laws; Proceedings
Schedule 4.8	Developments
Schedule 4.9	Assets
Schedule 4.10	Taxes
Schedule 4.11	Contracts
Schedule 4.12	Purchased IP
Schedule 4.14(a)	Governmental Licenses
Schedule 4.14(b)	Accreditations
Schedule 4.16	Employee Benefit Plans
Schedule 4.17	Affiliate Transactions
Schedule 4.18	Environmental Matters
Schedule 7.1	Employees to be Hired
Schedule 10.3	Notices

ASSET PURCHASE AND CONTRIBUTION AGREEMENT

This Asset Purchase and Contribution Agreement (this “Agreement”) is made as of September 16, 2013, by and among (i) Praedium Ventures, LLC (formerly known as Validus Ventures, LLC), a Delaware limited liability company (the “Seller”), (ii) the members of Seller as listed on Schedule 1 attached hereto (the “Seller Members”), (iii) Validus Verification Services LLC, a Colorado limited liability company (the “Buyer”) and (iv) Where Food Comes From, Inc., a Colorado corporation (“WFCF”). The Seller Members, the Seller, WFCF and the Buyer are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

STATEMENT OF PURPOSE

A.            The Seller Members own one hundred percent (100%) of the membership interest of the Seller.

B.            WFCF caused Buyer to be organized to purchase and acquire certain audit, assessment and verification business assets of Seller, as more fully described herein; thereafter, Buyer will operate as a separate business pursuant to its operating agreement.

C.            The Seller desires to sell and transfer to the Buyer, and the Buyer desires to purchase and accept from the Seller, those assets of the Seller, on the terms and conditions more specifically described herein.

D.            As part of the Consideration hereunder, Seller will be issued at the Closing a certain number of units of membership interest of Buyer in exchange for its contribution of a portion of the Purchased Assets to Buyer, all pursuant to the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I - DEFINITIONS

Capitalized terms are used throughout this Agreement. Some of these terms are defined in the body of the Agreement’s text; other terms are defined below:

“Accreditations” shall have the meaning set forth in Section 4.14(b).

“Acquired Business” means the business of Seller involving conducting all auditing services, assessment services and verification services, including but not limited to animal welfare, worker care, environmental, food safety and quality and residue level testing for compliance with proprietary standards developed by Seller and/or the standards developed by and/or adopted by and other industries, associations or organizations, including, but not limited to, the standards of United Egg Producers (UEP), American Humane Society (AHS), American Feed Industry Association (AFIA), American Protein Producers Institute (APPI), Hazard Analysis Critical Control Point (HACCP), USDA Process Verified Program Dairy, Professional Animal Auditor Certification Organization (PAACO), Safe Quality Foods (SQF), and Global Good Agricultural Practices (GlobalGAP).

“Acquired Data” means the data collected by Seller prior to the Closing Date from the performance of audits, assessments, and verifications and the information collected by Seller prior to the Closing pertaining to the auditors, assessors and verifiers used in the Acquired Business.

“Affiliate” means and includes, with respect to a specified Person, any Person that directly or indirectly controls, is controlled by or is under common control with such specified Person.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any similar combined, consolidated or unitary group defined under state, local or foreign income Tax law).

“Ancillary Agreements” means the License Agreement, the Bill of Sale, Assignment and Assumption Agreement, the Dotson Employment Agreement, the Sublease and the other agreements to be delivered in connection with this Agreement.

“Cash Consideration” means a cash amount equal to $565,000, increased or decreased, as applicable, on a dollar-for-dollar basis for the cumulative adjustments required by the following:

(i)           if the Net Working Capital exceeds $150,000, the Cash Consideration shall not be adjusted and Seller will keep and collect on all accounts receivables over $150,000; and

(ii)          if the Working Capital is less than $150,000, the Cash Consideration shall be decreased by the amount by which the Working Capital is less than $150,000.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601, et seq.), as amended, and all rules, regulations and standards issued thereunder.

“Claim” means any claim, demand, action or cause of action for payment or performance of any debt, account, covenant, contract, promise, loss, reimbursement, compensation, liability or expense including attorney’s fees, of any and every kind, nature or description whatsoever, at law or in equity.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any agreement, contract, lease, consensual obligation, promise, understanding or undertaking (whether oral or written).

“Database” means the organized collection of the Acquired Data.

“Database Applications” or “Database Apps” means the software applications for mobile devices used by auditors, assessors, verifiers when conducting audits, assessments and verifications and for interfacing with the DBMS for uploading and downloading data to and from the Database.

“Database Management System” or “DBMS” means the computer software which provides all data entry, query, reporting and scheduling functionality used in connection with the Acquired Business, including the source code and object code therefore, and any supporting documentation describing its organizational structure, functionalities, security and integrity features.

“Designated Representations” means the representations and warranties contained in Sections 4.1 (Organization and Power), 4.2 (Authorization of Transactions), 4.3 (Capitalization) and 4.9 (Title to Purchased Assets).

“Effective Time” means 11:59 p.m. on the Closing Date.

“Employee Plan” has the meaning set forth in Section 4.16(a).

“Environmental Liabilities” means any Liabilities (including any notices, penalties, orders, Claims or other assertions of obligations or liabilities) that are (a) related to environmental issues (including on-site or off-site contamination and disposal, passive migration of Pollutants, personal injury and property damage, and releases of Pollutants into the air, surface or subsurface soil or water), and (b) based upon or related to any provision of applicable Environmental Requirements.

“Environmental Requirements” means all Legal Requirements and Licenses concerning pollution or protection of the environment and/or human health, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control, or cleanup of any Pollutants.

“GAAP” means United States generally accepted accounting principles in all material respects in relation to the Financial Statements, consistently applied.

“Governmental Authority” means any domestic or foreign government, including any federal, provincial, state, territorial, municipal or local government, and any government agency, court, department, tribunal, commission or other authority exercising executive, legislative, judicial, regulatory, administrative or other functions of, or pertaining to, government and any official of any of the foregoing.

“Independent Accounting Firm” means GHP Horwath, P.C.

“Knowledge” means, with respect to an individual, that such individual will be deemed to have knowledge of a particular fact or other matter if that individual is actually aware of that fact or matter after making reasonable inquiry with respect to the particular matter in question. As applied to the Seller in this Agreement, “Knowledge” means that either Earl Dotson or Jeff Smouse is actually aware of a particular fact or other matter after making reasonable inquiry with respect to the particular matter in question. As applied to the Buyer in this Agreement, “Knowledge” means that either John Saunders and Leann Saunders is actually aware of a particular fact or other matter after making reasonable inquiry with respect to the particular matter in question.

“Legal Requirement” means and includes any federal, state, provincial, local, municipal, foreign, international, multinational or judicial Order, constitution, law, ordinance, regulation, rule or principle of common law, regulation, statute, or treaty, as the same are in effect or enacted on or prior to the Closing Date.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, whether known or unknown, absolute or contingent, disputed or undisputed, due or to become due, vested or unvested, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Lien” means any security interest, pledge, bailment (in the nature of a pledge or for purposes of security), mortgage, deed of trust, conditional sales and title retention agreement (including any lease in the nature thereof), charge, encumbrance, restrictions on transfer, voting trust arrangement, proxy or other similar arrangement or interest in real or personal property.

 “Management” means generation, production, handling, distribution, processing, use, storage, treatment, operation, transportation, recycling, reuse and/or disposal, as those terms are defined in CERCLA, RCRA and other Environmental Requirements (including as those terms are further defined, construed, or otherwise used in rules, regulations, standards, guidelines and publications issued pursuant to, or otherwise in implementation of, such Environmental Requirements).

“Material Adverse Change” means, with respect to any Person, a change that is materially adverse to the business, assets, liabilities, prospects, operating results, contracts, financial condition or operations of such Person, taken as a whole, including as a result of any materially adverse change to the assets, customer and supplier relations or employee and sales representative relations of such Person, other than any such change that relates to or results from (a) any change in the general economic, political, financial, market or other conditions generally affecting the U.S. or any foreign economy as a whole or the industry in which the Seller’s Business operates, (b) any seasonal fluctuations in the industry in which the Seller’s Business operates (provided that the exceptions contained in clauses (a) and (b) will not apply to the extent such changes have a disproportionate effect on the Seller when compared to other companies operating in the industry), (c) any force majeure circumstances or acts of God such as fire, earthquake, hurricane, flood, tsunami, etc., or (d) any acts of war, insurrection, sabotage or terrorism, national emergency or strike.

“Net Working Capital” means with respect to the Acquired Business, (i) the Accounts Receivable that are less than 90 days old and other working capital assets (excluding cash) as set forth on Schedule 1.1, minus (ii) the trade accounts payable, accrued third party commissions and other trade accruals (excluding indebtedness and taxes) as set forth on Schedule 1.1, with the sum of clauses (i) and (ii) for purposes of this definition not to be less than $150,000; in each case of clauses (i) and (ii) determined in accordance with GAAP consistently applied using the accounting principles used to prepare the Financial Statements.

“Order” means any order, injunction, judgment, decree, ruling, writ, arbitration decision, award or assessment of a Governmental Authority or arbitrator.

“Other Property” means any real property used in the operation of the Acquired Business that was, at or prior to the Closing Date, sold, owned, operated, leased, managed or controlled by the Seller.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity (or any department, agency or political subdivision thereof).

“Pollutant” includes any “hazardous substance” and any “pollutant or contaminant” as those terms are defined in CERCLA; any “hazardous waste” as that term is defined in RCRA; and any “hazardous material” as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), as amended; and including any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, polychlorinated biphenyls (PCBs), toxic chemical, dioxins, dibenzofurans, contaminant, heavy metals (to the extent they do not occur naturally), radon gas, mold, mold spores and mycotoxins and radiation; and including any other substance or material that is reasonably determined to present a threat, hazard or risk to human health or the environment and is regulated by or under an Environmental Requirement.

“Proceeding” means any action, arbitration, audit, demand, examination, hearing, Claim, complaint, charge, investigation, litigation, proceeding, mediation or suit (whether civil, criminal, administrative, judicial or investigative, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority, arbitrator or mediator.

“Purchased Intellectual Property” or “Purchased IP” means all the following items: the patents, patent applications, patent disclosures and inventions and any reissue, continuation, continuation-in-part, division, extension or reexamination thereof; trademarks, service marks, logos, trade names (including the trade name “Validus” and derivations thereof), corporate names and Internet domain names, together with all goodwill associated therewith, copyrights and copyrightable works; and all registrations, applications and renewals for any of the foregoing; trade secrets and confidential information; computer software and software systems (including data, databases and related documentation; but excluding Excluded Assets ); and all copies and tangible embodiments of the foregoing (in whatever form or medium), in each case as specifically set forth on Schedule 4.12.

“RCRA” means the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), as amended, and all rules, regulations and standards issued thereunder.

“Records” means information that is inscribed on a tangible medium or that is stored in an electronic or other medium and is retrievable in perceivable form.

 “Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, migration or disposing into the environment of any Pollutant (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Pollutant).

“Removal,” “Remedial” and “Response” actions include the types of activities covered by CERCLA, RCRA, and other Environmental Requirements, and whether the activities are (a) those that might be taken by a Governmental Authority or (b) those that a Governmental Authority or any other person might seek to be taken by a third party who is or has been engaged in the Management of Pollutants.

“Representative” means, with respect to a particular Person, any director, officer, manager, member, partner, stockholder, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

“Restricted Territory” means (a) an area encompassing the United States of America, and (b) in the event that all of the preceding subsection (a) shall be determined by judicial action to be unenforceable, an area encompassing any State in which the Acquired Business has been engaged or has been proposed to be engaged by the Seller at any time prior to the Closing Date.

“Rollover Equity” means the 1,000,306 units of membership interest in Buyer having an initial agreed value of $1,000,306 as of the Closing Date, and such units shall be subject to all terms set forth in the limited liability agreement of Buyer.

“Seller Contract” means any Contract to which the Seller is a party.

“Seller ERISA Affiliate” means any entity or trade or business which, together with Seller, would constitute a single employer under Sections 414(b), (c), (m) or (o) of the Code, or under Sections 4001(a)(14) of ERISA.

“Seller’s Employee Liability” means any claims, Liabilities, costs, expenses or compensation that exist, that arise by reason of, or that are in any way connected with or based on (i) an employee’s employment relationship with the Seller, including any claims arising out of facts or circumstances existing or arising prior to the Closing, and/or the termination of such relationship (whether or not the affected employee is hired by the Seller or any of its Affiliates), (ii) any foreign, federal, state, county or municipal fair employment practices act and/or any law, ordinance or regulation promulgated by any foreign, federal, state, county, municipality or other state subdivision as applied to employees of the Seller for all periods prior to the Closing, (iii) interference with and/or breach of contract with employees of the Seller that occurred prior to the Closing, (iv) interference with business relationships, contractual relationships or employment relationships involving employees of the Seller and any third party that occurred prior to the Closing and (v) all claims by employees of the Seller not hired by the Buyer or its Affiliates.

“Seller’s Employee Plan Liability” means with respect to Seller, any claims, Liabilities, costs, expenses or compensation which exist, which arise by reason of, or which are in any way connected with or based on, any Employee Plan sponsored, administered, maintained or contributed to by Seller or by any Seller ERISA Affiliate, or connected with or based on any Employee Plan for which Seller or any Seller ERISA Affiliate could incur Liability, or regardless of whether such Liability involves employees of Seller, and regardless of when or how such Liability arises.

“Seller Transaction Expenses” means all costs and expenses incurred by or on behalf of the Seller, the Seller Members and their respective Affiliates in connection with the preparation, execution and performance of this Agreement, including, without limitation, all fees and out of pocket expenses due all attorneys, accountants and financial advisors of the Seller, the Seller Members and their respective Affiliates.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Benefit” means any refund, credit or other reduction in otherwise required Tax payments.

“Tax Contest” means any audit, Claim, dispute or controversy relating to Taxes.

“Tax Returns” means returns, declarations, reports, claims for refund, information returns or other documents (including any supporting schedules, statements or information required to be attached thereto) filed or required to be filed in connection with the determination, assessment or collection of Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Transaction” means the transactions contemplated by this Agreement and the other agreements contemplated hereby.

“Transaction Period” the period of eighteen (18) months beginning on the Closing Date.

“Transferred Tangible Property” shall have the meaning set forth in Section 2.1(b).

“Treasury Regulations” means regulations (including temporary regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes, as amended.

“WFCF Closing Share Price” is the price per share of the WFCF Stock Consideration, as of the Closing Date, determined in accordance with this Agreement.

“WFCF Stock Consideration” means 708,681 shares of WFCF’s stock that are of the same class that are currently publicly traded; such number of shares being the number of shares having a total value of $935,459.

ARTICLE II - PURCHASE AND SALE OF THE PURCHASED ASSETS

2.1          Assets to be Purchased and Contributed.  Pursuant to the terms and subject to the conditions set forth in this Agreement, at the Closing and effective as of the Effective Time, Seller shall sell, convey, assign, transfer and deliver to the Buyer, and the Buyer shall purchase and acquire from the Seller, free and clear of any Liens, all the Seller’s right, title and interest in and to the Seller’s property and assets identified in this Section 2.1, used in or relating to the Acquired Business (hereinafter collectively referred to as the “Purchased Assets”):

(a)           all of Seller’s audit, assessment and verification tools used in the Acquired Business, including the processes, procedures, systems, and documents, including without limitation all forms and checklists, associated or used in connection with the Acquired Business;

(b)           the tangible personal property that is expressly identified on Schedule 2.1(b) (“Transferred Tangible Property”);

(c)           the Purchased IP;

(d)           the Database Apps;

(e)           a copy of the Database and DBMS;

(f)           the Acquired Data;

(g)          all of the Scheduled Contracts (as defined under Section 4.11(b)), provided that upon written notice to Seller at any time following the Closing the Buyer shall have the right to cause Seller to assign to Buyer any other Seller Contracts (i) that were not disclosed to Buyer on Schedule 4.11 and (ii) that are useful or necessary to the operation of the Acquired Business (and to the extent any such other Seller Contract is not assignable, Seller and Seller Members shall use best efforts to ensure that Buyer is afforded the benefits of such Seller Contract in accordance with Section 2.7);

(h)          all data and Records relating to the operations of the Acquired Business, including customer lists and Records, research and development reports and Records, production reports and Records, creative materials, advertising materials, promotional materials, studies, reports, correspondence and other similar documents and Records and copies of (i) all financial and accounting Records relating to the Acquired Business and, subject to Legal Requirements, (ii) all personnel Records and other Records described in Section 2.2(d) for employees of the Seller that become employees of the Buyer;

(i)            all intangible rights and property of the Seller, going concern value and goodwill, not otherwise within Purchased IP which specifically relates to the Acquired Business;

(j)            all Claims of the Seller against third parties relating to the Purchased Assets (but not to any Excluded Assets), whether known or unknown, contingent or noncontingent;

(k)           all accounts receivable relating to the Acquired Business totaling not less than $150,000 in the aggregate after adjusting for net working capital and excluding any accounts receivable that are at least 90 days old;

(l)            the Licenses and Accreditations identified on Schedule 2.1(l) (the “Transferred Licenses and Accreditations”), but solely to the extent transferrable by Seller to Buyer.

Notwithstanding the foregoing, the transfer of the Purchased Assets pursuant to this Agreement shall not include the assumption of any Liability related to the Purchased Assets unless the Buyer expressly assumes that Liability pursuant to the Bill of Sale, Assignment and Assumption Agreement.

2.2          Excluded Assets.  All assets and rights of Seller that are not included in the Purchased Assets (collectively, the “Excluded Assets”) are not part of the purchase and sale contemplated hereunder, are excluded from the Purchased Assets and shall remain the property of the Seller after the Closing, including without limitation:

(a)           Seller’s right, title and interest in the Database and the Database Management System;

(b)           all tangible and intangible assets and properties of the Seller that are not used in or necessary for the operation of the Acquired Business;

(c)           all tangible personal property and other tangible assets of Seller located at Seller’s facility that are not used in, not related to, and not necessary for the operation of the Acquired Business;

(d)           all personnel Records and other Records relating to the Acquired Business that the Seller is required by law to retain in its possession;

(e)           Seller’s rights under any Contract that (i) is not a Scheduled Contract and (ii) does not in any way relate to the Acquired Business;

(f)           Seller’s rights under any License or Accreditation that (i) is not any of the Transferred Licenses and Accreditations and (ii) does not in any way relate to the Acquired Business;

(g)          all cash and cash equivalents of the Seller;

(h)          all accounts receivable of the Seller that (i) do not relate to the Acquired Business and (ii) for those accounts receivable that do relate to the Acquired Business are either (A) at least 90 days old or (B) represent collections that total in excess of $150,000 in the aggregate after adjusting for net working capital; and

(i)           all rights of the Seller under this Agreement, the Ancillary Agreements to which the Seller is a party and the other documents delivered to the Seller pursuant to Section 3.2.

2.3          Consideration.

(a)           The consideration for the Purchased Assets (the “Consideration”) will be comprised of the following, adjusted in accordance with Section 2.4:

(i)           the Cash Consideration;

(ii)          the WFCF Stock Consideration;

(iii)         the Rollover Equity; and

(iv)         the assumption of the Assumed Liabilities.

(b)           In accordance with Section 2.8, at the Closing:

(i)           the Buyer shall deliver an amount equal to the Cash Consideration to the Seller by wire transfer of immediately available funds to an account designated by the Seller; in addition Buyer shall provide Seller with the WFCF Stock Consideration and the Rollover Equity, both evidenced by certificates representing the allocable equity stake in each respective company.

(ii)          the Buyer, the Seller and the Seller Members, as applicable, shall deliver the opinions, certificates and other agreements, documents and instruments required to be delivered by or on behalf of such Party pursuant to Article III below.

2.4          Post-Closing Net Working Capital Adjustment; Transaction Period.

(a)           [Intentionally left blank.]

(b)           Determination of the Cash Consideration on the Closing Date. No later than three (3) days prior to the Closing Date, the Seller shall prepare and deliver to the Buyer a good faith estimate of the Cash Consideration as of the Effective Time (including an estimate of Net Working Capital as of the Effective Time (such estimate, the “Estimated Closing Working Capital”). The Seller also shall provide a closing statement setting forth the Seller’s good faith estimate as of the Effective Time of the Cash Consideration.

(c)           Determination of the Cash Consideration based on the Final Balance Sheet. Within ninety (90) days following the Closing Date, the Buyer shall prepare and deliver to the Seller a final balance sheet of the Seller as of the Closing Date (the “Final Balance Sheet”) together with a statement reflecting the calculation of the Cash Consideration (in each case as determined by reference to the Final Balance Sheet). The Buyer also shall provide a statement setting forth the Cash Consideration as determined by reference to the Final Balance Sheet. The Final Balance Sheet shall be prepared by the Buyer in accordance with GAAP, applied on a basis consistent with the basis on which the Latest Balance Sheet was prepared, and utilizing the same principles, practices and policies as those used in preparing the Latest Balance Sheet and the Financial Statements referred to in Section 4.6 hereof.

(d)           Review by the Seller. The Seller shall have thirty (30) days following the date the Buyer delivers the Final Balance Sheet to dispute the Final Balance Sheet and the calculation of Cash Consideration, by providing the Buyer with written notice of such dispute. During such thirty day period, the Seller and the Buyer shall make available to each other all information, documents, books and records of the Acquired Business and other access to the employees, assets or properties relating to the Acquired Business reasonably requested in order to evaluate the Final Balance Sheet. The Seller’s objection notice shall specify in reasonable detail any proposed adjustment to the Final Balance Sheet and the calculation of Cash Consideration and the basis therefor, including in each case a specific dollar amount and a reasonably detailed explanation of how such proposed adjustment was calculated. If the Seller has not given the Buyer written notice of any objections to the Final Balance Sheet or the calculation of Cash Consideration during such thirty (30) day period, then these statements shall be deemed to be agreed upon by the Parties, and the adjustments contemplated by Section 2.4(e) below shall be made based on such statements. If the Seller delivers an objection notice (it being agreed that the objection notice shall specify in reasonable detail any proposed adjustment to the Final Balance Sheet and the calculation of Cash Consideration and the basis therefor, and any line item that is not so specified shall be deemed to be agreed upon by the Parties) to the Buyer prior to the expiration of the 30-day period in accordance with this Section 2.4(d), the Buyer and the Seller shall attempt to resolve all disputes within twenty (20) days thereafter, and any written resolution, signed by each of Buyer and the Seller, as to a disputed adjustment shall be final, binding, conclusive and non-appealable for all purposes hereunder. If the parties are unable to resolve their dispute within twenty (20) days from the date an objection notice is delivered, then the Buyer and the Seller shall engage the Independent Accounting Firm to resolve the issues in dispute, and in connection with such engagement, the Buyer and the Seller shall execute any engagement, indemnity and other agreements as the Independent Accounting Firm may require as a condition to such engagement. The Independent Accounting Firm shall proceed to resolve the issues in dispute employing such procedures and conducting such investigations or inquiries as it deems necessary. The Parties shall request that the Independent Accounting Firm shall make its final determination with respect to the dispute within forty-five (45) days of its engagement, and such report shall be final and binding on the Parties absent fraud, intentional misconduct or manifest error. The fees and disbursements of the Independent Accounting Firm shall be allocated between the Seller and the Buyer in the same proportion that the aggregate amount of disputed items that were determined in favor of the other Party (as finally determined by the Independent Accounting Firm) bears to the total amount of disputed items submitted by the Parties. In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of arbitrators.

(e)           Adjustment to Cash Consideration.

(i)           Recalculation. If the amount of Cash Consideration calculated pursuant to Section 2.4(b) (based on the Estimated Closing Working Capital) differs from the amount of Cash Consideration pursuant to Section 2.4(c) (based on the Final Balance Sheet) (whether an increase or a decrease), then the Cash Consideration shall be recomputed as set forth in this Agreement by using the actual amounts as determined pursuant to Section 2.4(d) rather than the estimated amounts. To the extent that any of the Accounts Receivable listed on Schedule 2.4(e) have not been collected by the Buyer as of the date that is ninety (90) days following the Closing, the aggregate amount of such outstanding Accounts Receivable that exceeds any reserve reflected in the Estimated Closing Working Capital shall be deducted from Net Working Capital for purposes of the calculation of Cash Consideration. If the Company collects any outstanding Accounts Receivable after ninety (90) days following the Closing and after the adjustments to the consideration pursuant to this Section 2.4(e) are made, the Buyer will pay to the Seller the amount of such previously-deducted Accounts Receivable within five (5) business days of receipt by the Buyer of such payment.

(ii)          Increased Cash Consideration. In the event that the Cash Consideration as recalculated pursuant to Section 2.4(e)(i) (the “Adjusted Cash Consideration”) exceeds the Cash Consideration paid at Closing, then the Buyer shall immediately, but in no event later than five (5) business days after the date the Cash Consideration is deemed final pursuant to Section 2.4(d), pay the amount of such excess to the Seller by wire transfer of immediately available U.S. dollar funds to the accounts designated by the Seller.

(iii)         Decreased Cash Consideration. In the event that the Adjusted Cash Consideration is less than the Cash Consideration paid at Closing, then the Sellers shall immediately, but in no event later than five (5) business days after the date the Cash Consideration is deemed final pursuant to Section 2.4(d), pay an amount equal to the difference between the Cash Consideration paid at Closing and the Adjusted Cash Consideration (the “Reduction Amount”) to the Buyer by wire transfer of immediately available U.S. dollar funds to the account designated by the Buyer.

(f)           Agreements Relating to WFCF Stock Consideration.

(i)           Seller agrees not to sell, transfer or otherwise distribute any of the WFCF Stock Consideration anytime during the first twelve (12) months following the Closing Date; thereafter, Seller may sell or transfer (i) up to twenty percent (20%) of the WFCF Stock Consideration during the period beginning on the first anniversary of the Closing Date and ending on the eighteen (18) month anniversary of the Closing Date, so long as such sales or transfers comply with the Securities Act Rule 144 and any other applicable federal or state law, rule or regulation pertaining to the sale or transfer of securities and (ii) after such period, other than compliance with the Securities Act Rule 144 and any other applicable federal or state law, rule or regulation pertaining to transfer of securities, Seller shall be subject to restrictions on the sale or disposition of WFCF Stock Consideration.

(ii)          Adjustments to WFCF Stock Consideration after the Closing Date. If during the Transaction Period, any WFCF stock is issued at less than the WFCF Closing Share Price to any third party for the purpose of raising equity capital, Seller shall be issued additional WFCF shares as if the WFCF Stock Consideration had been based upon such lower price.

2.5          Liabilities.

(a)          Assumed Liabilities. On the Closing Date the Buyer shall assume and agree to discharge only the following Liabilities of the Seller (the “Assumed Liabilities”) by delivery of the Bill of Sale, Assignment and Assumption Agreement to the Seller:

(i)           any Liability of the Seller arising after the Effective Time under the Scheduled Contracts described in Schedule 4.11 or any other Seller Contract transferred to Buyer pursuant to Section 2.1(b) (other than (a) any Liability arising out of or relating to a breach or default that occurred prior to the Effective Time, (b) any Liability arising out of or relating to the Scheduled Contracts that are used to fund any Employee Plan of the Seller or (c) any Scheduled Contracts that relate to Retained Liabilities);

(ii)          any Liability arising out of the ownership or operation by the Buyer of the Purchased Assets or the Acquired Business after the Effective Time (other than any Retained Liability or any liability for which the Buyer is entitled to indemnification pursuant to Article VIII);

(iii)         any trade payable to the extent included in Net Working Capital.

(b)          Retained Liabilities. The Retained Liabilities shall remain the sole responsibility of, and shall be retained, paid, performed and discharged solely by, the Seller. “Retained Liabilities” shall mean every Liability of the Seller other than the Assumed Liabilities, including:

(i)           any Liability under any Seller Contract assumed by the Buyer pursuant to Section 2.5(a) that arises after the Effective Time but that arises out of or relates to any breach or default that occurred prior to the Effective Time;

(ii)          any Liability relating to or arising out of intercompany payables between any of the Seller Members, the Seller or their respective Affiliates;

(iii)         any Liability for Taxes, including (A) any Taxes arising as a result of the Seller’s operation of Acquired Business or ownership of the Purchased Assets prior to the Effective Time, (B) any Taxes that will arise as a result of the sale of the Purchased Assets pursuant to this Agreement, (C) any deferred Taxes of any nature and (D) any personal property Taxes, real property Taxes, ad valorem taxes or similar taxes with respect to the ownership of the Purchased Assets by the Seller for periods prior to the Closing regardless of when such Taxes are due;

(iv)         any Liability under any Contract not assumed by Buyer under Section 2.5(a), including Contracts covered by Section 2.7 as a result of the failure of the Seller to obtain required consents;

(v)          any Environmental Liabilities arising out of or relating to the Seller’s operation of Acquired Business or ownership of the Purchased Assets prior to the Effective Time or Seller’s leasing, ownership or operation of the Other Property prior to the Effective Time;

(vi)         any Seller’s Employee Liability;

(vii)        any Seller’s Employee Plan Liability;

(viii)       any Liability to any shareholder, member or Affiliate of Seller or the Seller Members, including any Liability to indemnify, reimburse or advance amounts to any officer, director, employee or agent of Seller;

(ix)         any Liability arising out of any Proceeding pending as of the Effective Time (including the matters set forth on Schedule 4.7) or any Liability arising out of any Proceeding commenced after the Effective Time and arising out of or relating to any occurrence or event happening prior to the Effective Time;

(x)          any Liability arising out of or resulting from any of Seller’s compliance or noncompliance with any Legal Requirement or Order of any Governmental Authority that is applicable to Seller;

(xi)         any Liability of Seller under this Agreement or any other document executed in connection with the Transaction;

(xii)        any Liability of Seller relating to any product or service provided by Seller in whole or in part prior to the Effective Time;

(xiii)       any Liability of Seller based upon any of Seller’s acts or omissions occurring after the Effective Time;

(xiv)       any Liability for Seller Transaction Expenses; and

(xv)        any Liability arising out of (A) the ownership or operation of the Purchased Assets or the Acquired Business prior to the Effective Time other than the Assumed Liabilities and (A) the ownership or operation of the Seller’s assets (other than the Purchased Assets) or the Seller’s other businesses (other than the Acquired Business) at any time before and after the Effective Time.

2.6          Allocation of Consideration.  The Consideration shall be allocated, for tax purposes, among each item or class of the Purchased Assets and the non-compete obligations pursuant to Schedule 2.6 hereof for purposes of all applicable tax reporting requirements arising out of the Transaction (the “Allocation”), which Allocation shall be prepared by the Buyer’s independent accountant (the “Buyer’s Accountant”). The Allocation shall be in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of state or local law, as appropriate). The Buyer and the Seller shall report, act and file Tax Returns (including, without limitation, IRS Form 8594) in all respects and for all purposes consistent with such Allocation. Neither the Buyer nor the Seller shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such Allocation, unless required to do so by applicable Legal Requirements.

2.7          Assignment of Contracts and Rights.  Anything contained in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement or attempted agreement to transfer, sublease or assign any assumed Contract or any Claim or right with respect to any benefit arising thereunder or resulting therefrom, if an attempted transfer, sublease or assignment thereof, without the required consent of any other party thereto, would constitute a breach thereof or in any way affect the rights of the Buyer or the Seller thereunder. The Seller Members and the Seller shall use their respective best efforts to obtain the consent of any such third party to the transfer, sublease or assignment thereof to the Buyer in cases in which such consent is required for such transfer, sublease or assignment. If any such consent is not obtained, the Seller Members and the Seller shall use their respective best efforts to cooperate with the Buyer in reasonable and lawful arrangements designed to provide for the Buyer the benefits thereunder, including (a) adherence to reasonable procedures established by the Buyer for the immediate transfer to the Buyer of any payments or other funds received by the Seller thereunder and (b) enforcement for the benefit of the Buyer of any and all rights of the Seller thereunder against the other party or parties thereto arising out of the breach or cancellation thereof by such other party or parties or otherwise. Nothing contained in this Section 2.7 shall be construed to negate or diminish, as between the Seller Members, the Seller and the Buyer, the covenants and obligations of the Seller Members and the Seller to transfer and deliver the Purchased Assets to the Buyer as provided in this Agreement.

2.8          Tax Treatment of Contribution.  The parties agree to treat the Transaction for U.S. federal income tax purposes in accordance with example 1 of Treasury Regulation Section 1.707-3(f) as (1) a taxable sale by the Seller of the appropriate portion of the Purchased Assets to the Buyer in exchange for the Cash Consideration (as adjusted) and the WCFC Stock Consideration and a proportionate share of the Assumed Liabilities under Code Section 707(a)(2)(B) and the accompanying Treasury Regulations and (2) a nontaxable contribution by the Seller of the remaining Purchased Assets and remaining Assumed Liabilities to the Buyer in exchange for the Rollover Equity under Code Section 721. The parties agree to report, act and file tax returns for U.S. federal income tax purposes and all other tax purposes consistent with such treatment.

2.9          The Closing Date.  The closing of the Transaction (the “Closing”) shall take place at the offices of Womble Carlyle Sandridge & Rice, LLP in Charlotte, North Carolina, on September 16, 2013 via the exchange of documents and signatures by facsimile or electronic transmission, or at such other place or on such other date as is mutually acceptable to the Buyer and the Seller. The date of the Closing is referred to herein as the “Closing Date” and the Closing shall be deemed effective as of the Effective Time.

ARTICLE III - CONDITIONS TO CLOSING

3.1          Conditions to the Buyer’s Obligations.  The obligation of the Buyer to consummate the Transaction is subject to the satisfaction or written waiver of the following conditions on or before the Closing Date:

(a)           Required Consents, Transferred Licenses and Accreditations. The consents or waivers of third parties and the authorizations, Transferred Licenses and Accreditations, Orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, the entities set forth on Schedule 3.1(a) (the “Required Consents”) shall have been filed, issued, occurred or been obtained, and copies of same shall have been provided to the Buyer.

(b)           Key Contracts. Buyer shall have entered into new agreements with, or been assigned Seller’s rights under Seller’s agreements with, or have obtained written commitments for new agreements between the Buyer and the following organizations: the American Humane Society, United Egg Producers, American Feed Industry Association, and Animal Protein Producers Industry.

(c)           [Intentionally Omitted]

(d)           Releases. The Seller shall have received or obtained releases from third parties of any and all Liens relating to the Purchased Assets, all on terms reasonably satisfactory to the Buyer.

(e)           Bill of Sale, Assignment and Assumption Agreement. The Buyer and the Seller shall have entered into a Bill of Sale, Assignment and Assumption Agreement, in a form attached as Exhibit A (the “Bill of Sale, Assignment and Assumption Agreement”).

(f)           Good Standing Certificates. The Seller shall have delivered to the Buyer a certificate from the Secretary of State (or other applicable governmental entity) of its jurisdiction of incorporation and each jurisdiction listed on Schedule 3.1(f) in which the Seller is qualified to do business as to such entity’s good standing and payment of all taxes in such jurisdiction.

(g)          Termination of Employee Agreements. Except for obligations assumed by Seller under Section 3.2(e), Seller shall have terminated (or assigned to Buyer) each of the following for all individuals whose duties related to the Acquired Business and who Seller does not intend to continue employing: (i) existing employment agreements, including without limitation the agreement with Brian Bennett; (ii) independent contractor agreements with independent contractors providing service for the Acquired Business; and (iii) other arrangements with employees of the Seller involved in the Acquired Business.

(h)          Sublease. The Buyer and Seller shall have entered into a Sublease for Buyer’s use of a certain portion of Seller’s office (the “Sublease”).

(i)           Broker’s Acknowledgement and Release. Seller shall have delivered to the Buyer a release from Seller’s broker in which such broker acknowledges his or her payment in full by Seller pursuant to a separate arrangement with Seller and further releasing any and all claims or Liens, or potential claims or Liens, on the Acquired Business or any of the Purchased Assets.

(j)           Closing Documents. On the Closing Date, the Seller or the Seller Members shall have delivered to the Buyer such other documents or instruments as the Buyer may reasonably request in connection with this Agreement to effect the Transaction.

(k)           Acquired Data, Database, Database Apps and Database Management System. On the Closing Date, the Seller shall have delivered to Buyer (i) the Database Apps, (ii) the Acquired Data, (iii) a copy of the Database, and (iv) a copy of the DBMS, all in fully functioning, downloadable, interactive and replicable form, as applicable.

(l)           Evidence of Deletion of Acquired Data. On the Closing Date, the Seller shall have delivered to Buyer a written certification that the Acquired Data has been deleted from Seller’s retained copy of the Database.

3.2          Conditions to the Seller’s and the Seller Members’ Obligations.  The obligation of the Seller and the Seller Members to consummate the Transaction is subject to the satisfaction or written waiver of the following conditions on or before the Closing Date:

(a)           Governmental Consents. All authorizations, Transferred Licenses and Accreditation, consents, Orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Authority necessary for the consummation of the Transaction shall have been filed, occurred or been obtained.

(b)          Bill of Sale, Assignment and Assumption Agreement. The Buyer and the Seller shall have entered into a Bill of Sale, Assignment and Assumption Agreement.

(c)           Dotson Employment Agreement. Buyer and Earl Dotson shall have entered into an employment agreement, in the form attached hereto as Exhibit B and otherwise acceptable to the Buyer and Earl Dotson (the “Dotson Employment Agreement”).

(d)          Bennett Employment Agreement. Buyer shall have assumed Seller’s obligations under Seller’s employment agreement with Brian Bennett or shall have entered into a new employment agreement with Brian Bennett, which agreement relieves Seller of any obligation to pay severance to Mr. Bennett in connection with his termination by Seller and subsequent employment by Buyer.

(e)           Ancillary Agreements. The Buyer and the Seller shall have entered into each of the other Ancillary Agreements to which it is a party.

(f)           Closing Documents. On or prior to the Closing Date, the Buyer shall have delivered to the Seller all such other documents or instruments as the Seller may reasonably request to effect the Transaction.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF THE SELLER

As a material inducement to the Buyer to enter into this Agreement and to close hereunder, the Seller and the Seller Members hereby represent and warrant to the Buyer that, as of the Closing Date:

4.1          Organization and Power.  The Seller is a limited liability company, duly organized, validly existing and in good standing in the State of Delaware and is qualified to conduct the Acquired Business in every jurisdiction in which the nature of the Acquired business or its ownership of the Purchased Assets requires it to be so qualified, except where the failure to do so would not have a material adverse effect on the Acquired Business. All such jurisdictions in which the Seller is qualified for purposes of the Acquired Business are set forth on the Schedule 3.1(f).

4.2          Authorization of Transactions.  The Seller has full limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which the Seller is a party and to consummate the Transaction. No other proceedings on the part of the Seller are necessary to approve and authorize the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the Transaction. This Agreement and each Ancillary Agreement to which the Seller is a party, has been duly executed and delivered by the Seller and each constitutes the valid and binding agreement of the Seller enforceable against it in accordance with its terms.

4.3          Capitalization.  The capitalization of the Seller is completely and accurately set forth on Schedule 4.3. The Seller Members together are the record and beneficial owner of all the equity interests of Seller, free and clear of all Liens.

4.4          [Intentionally Omitted].

4.5          Absence of Conflicts.  Except as set forth on Schedule 4.5, the execution and delivery of this Agreement and the consummation or performance of the Transaction in accordance with the terms of this Agreement do not and will not, directly or indirectly (with or without notice or lapse of time or both), (a) contravene, conflict with, or result in a violation of or a default under any provision of the governing or organizational documents of the Seller; (b) contravene, conflict with, or result in a violation of, or give any Governmental Authority or other Person the right to challenge the Transaction under, any Legal Requirement or Order to which the Seller or any of the assets owned or used by the Seller may be subject; (c) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any License that is held by the Seller; (d) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity, vesting or performance of, or to cancel, terminate, or modify, any contract or agreement to which the Seller is a party or by which it is bound; (e) result in the imposition or creation of any Lien upon or with respect to any of the Purchased Assets and (f) cause Buyer to become subject to, or to become liable for payment of, any Tax, except for federal and state income taxes which may be imposed upon the Seller and Seller Members as a result of the closing of the transactions contemplated by this Agreement.

4.6          Financial Statements.

(a)           The Seller has furnished the Buyer with copies of the (i) unaudited balance sheet of the Seller as of April 30, 2013 (the “Latest Balance Sheet”), and the related statements of income and cash flows for the four-month period then ended; (ii) reviewed balance sheet and statements of income and cash flows of the Seller for the fiscal years ended December 31, 2010; (iii) audited balance sheet and statements of income and cash flows of the Seller for the fiscal year ended December 31, 2011 and December 31, 2012; and (iv) pro forma financials for the Acquired Business (and Facility Certificate Institute) prepared by Seller’s management for fiscal years ended on December 31 of 2010, 2011, 2012 and the first fiscal quarter of 2013. The Latest Balance Sheet is attached hereto as Schedule 4.6(a). Each of the foregoing financial statements (including in all cases the notes thereto, if any) (the “Financial Statements”) is accurate and complete in all material respects, are consistent in all material respects with the books and records of the Seller, present fairly in all material respects the financial condition, results of operations and cash flows of the Seller as of the times and for the periods referred to therein, and have been prepared in conformity with the accounting principles historically utilized by the Seller and applied on a consistent basis during each period and on a basis consistent with that of prior periods.

(b)           The accounts receivable that are reflected on the Latest Balance Sheet or on the accounting records of the Seller as of the Closing Date (collectively, the “Accounts Receivable”) are recorded in accordance with GAAP and represent or will represent (i) valid obligations arising from sales actually made or services actually performed by the Seller in the ordinary course of business consistent with past practice, and (ii) amounts due to the Seller with respect to arm’s length transactions entered into in the ordinary course of business. Unless paid prior to the Closing Date, the Accounts Receivable are or will be as of the Closing Date, current and collectible net of the respective reserves shown on the Latest Balance Sheet or on the accounting records of the Seller as of the Closing Date (which reserves are calculated consistent with past practice). Except as set forth on Schedule 2.4(e), there is no contest, Claim, or right of set-off, other than returns in the ordinary course of business consistent with past practice, under any contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable. Schedule 2.4(e) contains a complete and accurate list of all Accounts Receivable as of the Closing and the aging of such Accounts Receivable.

4.7          Absence of Undisclosed Liabilities Compliance with Legal Requirements; Proceedings.

(a)           Except as set forth on Schedule 4.7, the Seller does not have any Liabilities, and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a Liability, other than (i) Liabilities provided for in the 2009 Audited Financial Statements or disclosed in the notes thereto and (ii) undisclosed Liabilities which, individually or in the aggregate, are not material to the Seller, taken as a whole.

(b)           Without limiting the generality of the foregoing, except as set forth on Schedule 4.7, to the Knowledge of Seller, the Seller has complied in all material respects with all applicable Legal Requirements.

(c)           Except as set forth on Schedule 4.7, (i) there are no Proceedings pending, in which the Seller is actually named as a party, or, to the Knowledge of the Seller, threatened against the Seller or the Acquired Business by or before any arbitrator or Governmental Authority; and (ii) there are no Orders binding on the Seller with respect to the Acquired Business. There are no judgments outstanding against the Seller. To the Knowledge of the Seller, there are no grounds on which any such Proceedings might be commenced which are likely to result in a Material Adverse Change with respect to the Seller. In the last eight (8) months, there have been no other events or occurrences out of the ordinary course of business or inconsistent with the past practices of the Acquired Business.

4.8          Absence of Certain Developments.  Except as set forth on Schedule 4.8 and except as expressly contemplated by this Agreement, since January 1, 2013 (i) there has been no material adverse change with respect to the Acquired Business or any of the Purchased Assets and (ii) the Seller has not:

(a)           sold, leased, licensed, assigned, abandoned or transferred any portion of its tangible assets or Purchased IP relating to the Acquired Business;

(b)           incurred any physical damage, destruction or other casualty loss (whether or not covered by insurance) affecting any of its real or personal property relating to the Acquired Business in an aggregate amount greater than $5,000;

(c)           entered into any settlement, conciliation or similar agreement or waived any rights of value involving Claims in excess of $5,000 relating to the Purchased Assets or the Acquired Business; or

(d)           waived any rights relating to the Acquired Business, other than waivers in the ordinary course of business and in accordance with past custom and practice.

4.9          Title to Purchased Assets.  Except as set forth on Schedule 4.9, the Seller has good and marketable title to (or in the case of assets identified as leased in the books and records of the Seller, a valid leasehold interest in) the Purchased Assets, free and clear of all Liens. The Purchased Assets constitute all the assets, tangible and intangible, necessary to operate the Acquired Business, in the manner presently operated by the Seller, except for the Excluded Assets. Upon delivery by the Buyer to the Seller of the Consideration in accordance with Section 2.3, valid and marketable title to the Purchased Assets will pass to the Buyer, free and clear of any Lien.

4.10        Taxes.  The Seller has filed all Tax Returns for all applicable Taxes, for all years and periods, and portions thereof for which the due date (with extension) falls on or before the Closing Date. Each such Tax Return has been, or will be, prepared in all material respects, in compliance with all applicable Legal Requirements, and all such Tax Returns are, or will be, complete and correct in all material respects as of the respective filing dates. All Taxes payable by the Seller and all assessments for Taxes of the Seller have been paid or will be paid by the Seller when due. Except as set forth on Schedule 4.10, there are no Claims or investigations by any Governmental Authority pending or, to the Seller’s Knowledge, threatened against the Seller with respect to any Taxes. The Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Person. There are no outstanding agreements or waivers extending the statutory period of limitations applicable to any Tax Returns required to be filed by, or that include or are treated as including, the Seller or with respect to any Tax assessment or deficiency affecting the Seller. Except as set forth on Schedule 4.10, no unresolved Claim has been made, or to the Knowledge of Seller is expected to be made, by any Governmental Authority in a jurisdiction where the Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. The Seller has no liability for Taxes of another Person arising as a result of the Seller at any time being a member of an Affiliated Group or as a result of liability as a successor or transferee, by contract or otherwise. There are no Liens on any of the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any Tax, and the Seller has no Knowledge of any basis for assertion of any Claims attributable to Taxes which, if adversely determined, would result in any such Lien. The Seller has made available to the Buyer true, correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies filed, assessed against or agreed to by the Seller since December 31, 2012.

4.11        Contracts and Commitments.

(a)           Schedule 4.11 describes each Seller Contract used in or relating to the Acquired Business.

(b)           Except as specifically contemplated by this Agreement or disclosed on Schedule 4.11, (i) the Seller has no Knowledge of any cancellation, breach or anticipated breach by any party to any Contract required to be disclosed on Schedule 4.11 (the “Scheduled Contracts”), (ii) the Seller has performed in all material respects all obligations required to have been performed by it in connection with the Scheduled Contracts, (iii) the Seller does not have Knowledge of any claim of default under any Scheduled Contract, (iv) the Seller does not have a present expectation or intention of not fully performing any obligation pursuant to any Scheduled Contract, and (v) to the Knowledge of the Seller, no customer or supplier of the Seller that is a party to any Scheduled Contract has indicated to the Seller that (A) it has terminated its relationship with the Seller or that it will stop or materially decrease the rate of business done with the Seller, (B) it desires to renegotiate its contract with the Seller or materially change the pricing or other terms of its business with the Seller or (C) in the case of a customer, any of its projects are being materially delayed.

(c)           The Seller has provided the Buyer with a true, accurate, complete and correct copy of all of the Scheduled Contracts, together with all written amendments, waivers or other changes thereto, and Schedule 4.11 includes a materially accurate and complete written description of any oral contracts of the type required to be listed on Schedule 4.11.

4.12        Purchased IP.

(a)           Schedule 4.12(a) sets forth a complete and correct list of (i) the Purchased IP of Seller that is used in or necessary for the operation of the Acquired Business; (ii) all material computer software owned or used by the Seller used in or necessary for the operation of the Acquired Business; (iii) all licenses or similar agreements to which the Seller is a party either as licensee or licensor for the Purchased IP.

(b)           Except as set forth on Schedule 4.12(b), (i) the Seller owns and possesses all right, title and interest in and to, or has a valid and enforceable license to use, each of the Purchased IP used in the operation of the Acquired Business as currently conducted, free and clear of all Liens, and such Purchased IP constitutes all the Purchased IP necessary to operate the Acquired Business, as currently conducted; (ii) no Claim by any third party contesting the validity, enforceability, use or ownership of any Purchased IP used in or necessary to the operation of the Acquired Business that are owned or licensed by the Seller has been made, is currently outstanding or, to the Knowledge of the Seller, is threatened, and, to the Knowledge of the Seller, there are no grounds for same; (iii) the Seller has not received any notices of, nor does the Seller have Knowledge of, any facts which indicate a likelihood of, any infringement or misappropriation by, or conflict with, any third party with respect to any Purchased IP that is used in or necessary to the operation of the Acquired Business; (iv) to the Knowledge of Seller has not infringed or misappropriated any intellectual property rights of any third parties and, to the Knowledge of Seller, the operation of the Acquired Business, as presently conducted, does not infringe or misappropriate any third party intellectual property right; (v) to the Knowledge of the Seller, no third party has infringed, misappropriated or otherwise conflicted with any of the Purchased IP of Seller used in or necessary for the operation of the Acquired Business; and (vi) following the Closing, all Purchased IP of Seller currently used in the Acquired Business will be owned or available for use by the Seller on terms and conditions identical in all material respects to those in effect on the date hereof.

4.13        Brokerage.  The Seller does not have any liability or obligations to pay any fees or commissions to any broker, finder or agent with respect to the Transaction for which the Seller, or the Buyer could become liable or obligated.

4.14        Governmental Licenses and Permits.

(a)           Schedule 4.14(a) contains a complete listing of all permits, licenses franchises, certificates, approvals and other authorizations of Governmental Authorities or other similar rights (excluding (i) Accreditations described in paragraph (b) below and (ii) those set forth on Schedule 4.12, but including all licenses, permits and other authorizations that are required pursuant to any Environmental Requirements for the operation of the Acquired Business) (collectively, the “Licenses”) held or possessed by the Seller for the conduct of the Acquired Business, and, other than the Accreditations, no other material licenses are required in the conduct of the Acquired Business.

(c)           (b)          Schedule 4.14(b) contains a complete listing of (i) all of current accreditations from any Governmental Authorities or non-governmental regulatory body providing standards for certification or accreditation (e.g. ISO certification), which have been issued to Seller and are utilized in the Acquired Business (the “Accreditations”) and (ii) all of Seller’s pending applications for any Accreditation.

4.15        Employees.  To the Knowledge of the Seller, no employee to be hired by the Buyer and listed on Schedule 7.1 is subject to a noncompetition or confidentiality agreement with any third party that restricts such employee’s activities on behalf of the Seller. Each current and former employee, consultant and officer of the Seller has executed an agreement or agreements with the Seller regarding confidentiality and proprietary information and inventions assignments and disclosures, each substantially in the form or forms delivered to the counsel for the Buyer (the “Intellectual Property Agreements”). To the Knowledge of Seller, no current or former employee of the Seller has excluded works or inventions from his or her assignment of inventions pursuant to such current or former employee’s Intellectual Property Agreement. To the Knowledge of Seller, none of Seller’s current or former employees is in violation of an Intellectual Property Agreement.

4.16        Employee Benefit Plans.

(a)           Except as set forth on Schedule 4.16, the Seller does not maintain, contribute to, or have any liability or potential liability with respect to, (i) any “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), or (ii) any other plan, program, policy, practice, arrangement or contract providing benefits or payments to current or former employees (or to their beneficiaries or dependents) of the Seller, including any bonus plan, plan for deferred compensation, nonqualified retirement plan, severance plan, stock option or stock purchase plan, employee health or other welfare benefit plan or other arrangement formal or informal (the benefit plans described in the foregoing clauses (i) and (ii), an “Employee Plan”). For purposes of this Section 4.16, the “Seller” shall be deemed to include any entity required to be aggregated in a controlled group or affiliated service group with the Seller for purposes of ERISA or the Code (including, without limitation, under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA), at any relevant time. Each item listed on Schedule 4.16 is an Employee Plan.

(b)           The Seller has received a determination letter from the Internal Revenue Service with respect to Seller’s 401(k) plan maintained by the Seller, and nothing has occurred since the date of such determination that could adversely affect the qualification of such plan.

(c)           The Seller does not have any material liability or potential material liability with respect to any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code or any similar federal, state or provincial law, rule or regulation (a “Pension Plan”) or any “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), and the Seller has not incurred any liability under Title IV of ERISA or any Legal Requirement or to the Pension Benefit Guaranty Corporation (the “PBGC”). No Pension Plan of the Seller has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived; the fair market value of the assets of each Pension Plan equals or exceeds the present value of the vested and nonvested benefit liabilities (determined on a plan termination basis); no reportable event within the meaning of Section 4043 of ERISA or any similar Legal Requirement has occurred with respect to any Pension Plan; the PBGC has not threatened the termination of any Pension Plan; and the Seller has no liability or potential liability with respect to any Pension Plan that has been terminated in the past five years.

4.17        Affiliate Transactions.  Except as disclosed on Schedule 4.17, to the Knowledge of the Seller, neither any former or current officer, director or member of the Seller listed on Schedule 4.17, nor any individual related by blood, marriage or adoption to any of the foregoing individuals, or any entity in which any such Person owns any beneficial interest, (i) is a party to any agreement, contract, commitment or transaction with the Seller or that pertains to the Acquired Business, (ii) has any interest in any property, real or personal or mixed, tangible or intangible, used in or pertaining to the Acquired Business or (iii) is engaged in competition with the Seller with respect to the Acquired Business.

4.18        Environmental Matters.

(a)           Except as set forth on Schedule 4.18, to the Knowledge of the Seller, the Seller has complied in all material respects with all Environmental Requirements in the conduct of Acquired Business.

(b)           Except as set forth on Schedule 4.18, the Seller has not received any written or oral notice, report or other written information regarding any actual or alleged violation of Environmental Requirements or any Environmental Liabilities (including Environmental Liabilities that could in the future arise as a result of an existing violation of Environmental Requirements), relating to the Acquired Business.

(c)           The Seller has not in connection with the operation of the Acquired Business: (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or Released any Pollutant; or (ii) owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to Environmental Liabilities (including Environmental Liabilities that could in the future arise as a result of an existing violation of Environmental Requirements).

(d)          [Intentionally Omitted]

(e)           The Seller has furnished to Buyer all documents in its possession or control containing material information regarding any material Environmental Liability under any applicable Environmental Requirement or with respect to any Pollutants, relating to the operation of the Acquired Business.

4.19        Disclosure.  Neither this Agreement, nor any of the schedules hereto, contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading. There exists no undisclosed fact or circumstance which, to the Knowledge of Seller, materially and adversely affects or could reasonably foreseeably affect the present business, properties or condition, financial or otherwise, of the Seller.

ARTICLE V - REPRESENTATIONS AND WARRANTIES OF THE SELLER MEMBERS

As a material inducement to the Buyer to enter into this Agreement, the Seller Members hereby represent and warrant to the Buyer that, as of the Closing Date:

5.1          Enforceability.  This Agreement constitutes a valid and binding obligation of the Seller Members, enforceable against the Seller Members in accordance with its terms.

5.2          No Conflicts.  Except as set forth in Schedule 4.5, the execution and delivery by the Seller Members of this Agreement and the Ancillary Agreements to which the Seller Members are a party does not, and the performance by the Seller Members of their obligations under this Agreement and the Ancillary Agreements to which the Seller Members are a party, does not and will not:

(a)           contravene, conflict with or result in a violation of or default under any Legal Requirement applicable to the Seller Members or any of the Seller Members assets and properties or require any consent or approval of or any notice or filing with any Governmental Authority or regulatory body or other third party; or

(b)           contravene, conflict with or result in a breach or violation of, or default under, or give rise to any right of acceleration or termination of, any of the terms, conditions or provisions of, any note, bond, lease, license, agreement or other instrument or obligation to which the Seller Members are a party or by which the Seller Members’ assets or properties are bound, which could reasonably be expected to affect the Seller Members’ performance of its obligations under this Agreement or the consummation of the Transaction.

5.3          Litigation.  There are no Proceedings pending or, to the Seller Members’ Knowledge, threatened against or affecting the Seller Members at law or in equity, or before or by any Governmental Authority, which could reasonably be expected to affect the Seller Members’ performance of its obligations under this Agreement or the consummation of the Transaction.

5.4          Brokerage.  The Seller Members have not incurred and will not incur, directly or indirectly, as a result of any action taken or permitted to be taken by or on behalf of the Seller Members, any liability or obligation to pay any fees or commissions to any broker, finder or agent in connection with the execution and performance of the Transaction for which the Buyer could become liable or obligated.

5.5          Interest in Competing Business.  No Seller Member owns any equity interest in any business that competes with the Acquired Business.

ARTICLE VI - REPRESENTATIONS AND WARRANTIES OF THE BUYER

As a material inducement to the Seller and the Seller Members to enter into this Agreement, the Buyer and WFCF, jointly and severally, hereby represent and warrant to the Seller and the Seller Members that as of the date hereof:

6.1          Organization and Power.  The Buyer is a limited liability company validly existing and in good standing under the laws of the State of Colorado, with full power and authority to enter into this Agreement and to perform its obligations hereunder.

6.2          Authorization.  The execution, delivery and performance of this Agreement and the Ancillary Agreements by the Buyer and the consummation of the Transaction contemplated hereby have been duly and validly authorized by all requisite action on the part of the Buyer, and no other proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement or the Ancillary Agreements to which it is a party. This Agreement and the Ancillary Agreements each constitute a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

6.3          No Violation.  The Buyer is not subject to or obligated under its governing or organizational documents, any applicable Legal Requirement, or any agreement, instrument, license, franchise or permit, or subject to any Order, which would be breached or violated by its execution, delivery or performance of this Agreement or the Ancillary Agreements to which it is a party.

6.4          Litigation.  There are no Proceedings, Orders or investigations pending or, to the best of the Buyer’s Knowledge, threatened against or affecting the Buyer at law or in equity, or before or by any Governmental Authority, which would adversely affect the Buyer’s performance of its obligations under this Agreement or the Ancillary Agreements or the consummation of the Transaction.

6.5          Brokerage.  The Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Transaction for which the Seller or the Seller Members could become liable or obligated.

6.6          Consents.  No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Authority or third party on the part of the Buyer is required in connection with the consummation of the Transaction.

6.7          SEC Reports.  Since December 31, 2009, WFCF has timely filed all reports required to be filed by it with the SEC (collectively, the “Reports”). As of their respective dates, the Reports complied in all material respects with all rules and regulations promulgated by the SEC and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since the date of the financial statements included in the most recent set of such Reports, as of the date hereof, there has been no material adverse change in the financial position or results of operations of Buyer.

ARTICLE VII - COVENANTS OF THE PARTIES

7.1          Employees.  The Buyer and the Seller have, upon mutual agreement, contacted the persons listed on Schedule 7.1 regarding the Transaction for the purpose of making offers of employment with or other engagement by the Buyer to be effective as of the Effective Time, which shall be contingent upon the occurrence of the Closing and the consummation of the Transaction. The Seller has informed those persons (i) that their employment with or engagement by the Seller will terminate on the Closing Date and (ii) that they will be offered employment or other engagement by the Buyer. The Seller hereby releases those persons listed on Schedule 7.1 that accept employment or engagement with Buyer at the Closing from any non-solicitation or non-competition agreement to which they may be subject with the Seller after Closing that is contrary to this Agreement.

7.2          Payment of All Taxes Resulting from Purchase of Purchased Assets.  The Seller Members will cause the Seller to pay in a timely manner all Taxes (including, without limitation, sales, use or other transfer taxes) resulting from or payable in connection with the sale of the Purchased Assets pursuant to this Agreement, with the exception of any Taxes that are the obligation of the Buyer or the Buyer’s Affiliates, pursuant to applicable Legal Requirements.

7.3          Tax Matters; Cooperation.

(a)           Payroll Reporting Requirements. The Seller and the Buyer hereby agree to utilize the “Standard Procedure” set forth in Revenue Procedure 2004-53, or a corresponding future revenue procedure or other administrative pronouncement from the IRS, with regard to the reporting requirements attributable to wages paid or to be paid to all persons employed by Seller prior to the Closing Date that become employees of Buyer from and after the Closing Date.

(b)           Post-Closing Cooperation. The Seller and the Buyer shall cooperate with each other after the Closing in providing any information reasonably necessary to permit the filing of Tax Returns or responding to audits or other inquiries of any taxing Governmental Authority. The Seller shall cooperate with and provide to the Buyer any information or documentation necessary for the Buyer to obtain a sale for resale or any other exemption from Taxes under state or local law. Such cooperation shall include the retention and (upon the other Party’s request) the provision of books and records and other information that are reasonably relevant to any such Tax Return or audit or inquiry and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided. The Seller and the Buyer agree to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records or information and, if the other Party so requests, the Seller or the Buyer, as the case may be, shall allow the other Party to take possession of such books and records or other information before such transfer, destruction or discard.

7.4          Use of Validus Name.  Immediately after Closing, the Seller and the Seller Members shall cease transacting business under or otherwise using for any purpose the names “Validus” or any name similar thereto and shall take all actions necessary to withdraw or terminate their authority to transact business anywhere under such names within fifteen (15) days after Closing.

7.5          Confidentiality; Restrictive Covenants.

(a)          Confidentiality. Each of the Seller and the Seller Members acknowledge and agree that (i) he, she or it has, or may have, access to Confidential Information and that such Confidential Information does and will constitute valuable, special and unique property of the Buyer from and after the Closing Date and (ii) for a period of five (5) years after the Closing Date, neither he, she or it nor any of his, her or its Affiliates will, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors, members and employees of the Buyer any Confidential Information, or use or otherwise exploit any Confidential Information for his or its own benefit or the benefit of anyone other than the Buyer in a manner inconsistent with the business interest of Buyer. The term “Confidential Information” shall mean the following information and items as related to the Acquired Business: (a) corporate information, including plans, strategies, methods, policies, resolutions, negotiations; (b) marketing information, including strategies, trade secrets, methods, customer identities or other information about customers, prospect identities or other information about prospects, or market analyses or projections; (c) financial information, including cost and performance data, price lists; (d) operational and technological information, including plans, specifications, manuals, forms, templates, software, designs, procedures, formulas, discoveries, inventions, improvements, concepts and ideas; and (e) any written document, memorandum, report, correspondence, drawing or other material, or computer software or program, developed or prepared by any employee or agent of either party which incorporates, references or uses any information described above. The term “Confidential Information”, for purposes of this Section 7.5(a) does not include, and there shall be no obligation hereunder with respect to, information that (a) is generally available to the public or the industries in which the Acquired Business is conducted on the date of this Agreement, (b) becomes generally available to the public other than as a result of an impermissible disclosure by the Seller or any of the Seller Members or their Affiliates or Representatives, (c) the Seller or any of the Seller Members learn from other sources where such sources have not violated their confidentiality obligation to the Buyer, (d) is independently developed by the Seller or any of the Seller Members after the date hereof or (e) is required by a court of competent jurisdiction to be disclosed, provided that the Seller or any of the Seller Members give written notice to the Buyer of such disclosure and allow the Buyer to seek a protective order or otherwise limit the disclosure and provided further that such information shall be excluded from the term “Confidential Information” only to the extent required to comply with such court order.

(b)          Seller and Seller Members Restrictive Covenants. For a period of five (5) years with respect to the Seller and Earl Dotson, and for a period of two (2) years with respect to the Seller Members, excluding Earl Dotson (each such period of time, as applicable, a “Restricted Period”), Seller, Earl Dotson and the other Seller Members will not, directly or indirectly, nor permit their Affiliates to:

(i)           own, manage, operate, control or participate in the ownership, management, operation or control of any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in the Acquired Business anywhere in the Restricted Territory, other than (a) as an employee of, or consultant to, the Buyer or WFCF or (b) owning shares of stock of any corporation having a class of equity securities actively traded on a national securities exchange or on the Nasdaq Stock Market which represent, in the aggregate, not more than two percent (2%) of such corporation’s fully-diluted shares;

(ii)          induce or attempt to induce, or cause any officer, director, employee, consultant or contractor of the Buyer involved in the Acquired Business to leave the employ of the Buyer or any of its Affiliates, or in any way interfere with the relationship between the Buyer or such Affiliates on the one hand, and any such officer, director, employee, consultant or contractor, on the other hand; or

(iv)         induce, or attempt to induce, any customer, salesperson, distributor, supplier, vendor, manufacturer, representative, agent, jobber, licensee or other Person transacting business in the Restricted Territory with the Buyer or any of its Affiliates to reduce or cease doing business with the Buyer, or in any way interfere with the relationship between any such customer, salesperson, distributor, supplier, vendor, manufacturer, representative, agent, jobber, licensee or business relation, on the one hand, and the Buyer on the other hand.

(c)          Remedies; Reformation. The Parties hereto specifically acknowledge and agree that the remedy at law for any breach of the foregoing covenants in this Section 7.5 may be inadequate and that the Buyer or the Seller, as applicable, in addition to any other relief available to it, shall be entitled to such temporary and permanent injunctive relief without the necessity of proving actual damage or posting any bond whatsoever. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 7.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed. In the event that any court will not reform such covenants, then the Parties hereto agree that such provisions shall be reformed to set forth the maximum limitations permitted by applicable Legal Requirements.

(d)         Seller’s Retained Business (a/k/a Praedium Ventures, LLC). During the Restricted Period, the noncompetition and non-solicitation covenants of the Seller and Seller Members set forth above in Section 7.5(b) shall not limit or restrict Seller or Seller Members from conducting or practicing the business and operations engaged in by Seller prior to entering into this Agreement, provided that such business and operations do not involve conducting auditing services, assessment services and/or verification services or otherwise involve the use, sale, transfer or license of the Seller’s copy of the Database and/or DBMS in any manner in connection with providing auditing services, assessment services and/or verification services.

7.6          Line of Credit.  Not later than 30 days after the Closing, Buyer and WFCF shall make a good faith effort to secure a line of credit or other financing sufficient to meet the working capital needs of Buyer. None of the Seller Members shall be required to provide any guarantees in connection with such financing.

7.7          Satisfaction of Retained Liabilities.  The Seller will, and the Seller Members will cause the Seller to, pay or satisfy, or make adequate provision for the payment or satisfaction, in full of all the Retained Liabilities and other Liabilities of the Seller under this Agreement.

7.8          Services Agreement.  The Buyer and Seller will enter into a Services Agreement that sets forth the terms under which employees of Seller will perform certain services for Buyer and employees of Buyer will perform services for Seller (the “Services Agreement”). See Exhibit C for example of terms for the Services Agreement.

ARTICLE VIII - SURVIVAL INDEMNIFICATION AND RELATED MATTERS

8.1          Survival.  The representations and warranties contained in this Agreement shall survive the Closing for eighteen (18) months following the Closing Date except for (i) the representations and warranties contained in Sections 4.10 (Taxes) and 4.18 (Environmental Matters), each of which shall survive for thirty (30) days past applicable statute of limitations (as it may be extended), and (ii) the representations and warranties contained in the other Designated Representations which shall survive without limitation.

(a)           Seller agrees to indemnify Buyer with respect to, and hold Buyer harmless from, any loss, liability or expense (including, but not limited to, reasonable legal fees) (each, a “Loss”) which Buyer may directly or indirectly incur or suffer by reason of, or which results, arises out of or is based upon (i) the inaccuracy of any representation or warranty made by Seller or Seller Member in this Agreement, (ii) the failure of Seller or Seller Member to comply with any covenants or other commitments made by Seller in this Agreement, or (iii) any Retained Liability.

(b)           Buyer and WFCF agree to indemnify Seller with respect to, and hold Seller harmless from, any Loss which Seller may directly or indirectly incur or suffer by reason of, or which results, arises out of or is based upon (i) the inaccuracy of any representation or warranty made by Buyer in this Agreement, (ii) the conduct of the Acquired Business by Buyer subsequent to the Closing Date or (iii) the failure of Buyer to comply with any covenants made by Buyer in this Agreement.

8.2          Limitations.  The indemnification obligations of Seller and Buyer under Section 8.1 shall be subject to the following limitations:

(a)           Except as provided in (b) through (d) below, Seller’s indemnification obligations pursuant to Section 8.1 shall survive for 18 months following the Closing and Seller’s aggregate liability for indemnification pursuant to Section 8.1 shall not exceed an amount equal to (and shall not be recoverable from a source other than) the WFCF Stock Consideration and the Rollover Equity;

(b)           Seller’s indemnification obligations pursuant to Section 8.1(a)(i) in respect of any Loss arising out of or in connection with fraud or intentional misconduct or a breach of a Designated Representation shall survive for the duration of the statute of limitations applicable to such matters and shall not exceed an amount equal to the amount of the Consideration;

(c)           Seller’s indemnification obligations pursuant to Section 8.1(a)(i) in respect of any Loss arising out of or in connection with a breach of the representation contained in Section 4.10 (Taxes) or in Section 4.18 (Environmental Maters) shall survive for the duration of the statute of limitations applicable to such matters and will not be subject to a cap.

(d)           Except in respect of any Loss arising out of or in connection with fraud or intentional misconduct or a breach of a Designated Representation, in no event shall either Party be liable to another Party pursuant to Section 8.1 unless and until the aggregate amount of all such Losses exceeds $50,000, after which point the liability shall be for the Losses in excess of the foregoing threshold.

8.3          Legal Proceedings.  In the event Buyer or Seller become involved in any legal, governmental or administrative proceeding which may result in indemnification claims hereunder, such party shall promptly notify the other party in writing and in full detail of the filing, and of the nature of such proceeding. The other party may, at its option and expense but only upon the consent of the Indemnified Party, defend and control any such proceeding if the proceeding could give rise to an indemnification obligation hereunder. In such event the party being indemnified shall have the right to retain legal counsel at its own expense and shall have the right to approve any settlement of any dispute giving rise to such proceeding, provided that such approval may not be withheld unreasonably by the party being indemnified. The party being indemnified shall reasonably cooperate with the indemnifying party in such proceeding.

8.4          Exclusive Remedies.  Except for injunctive action or other equitable remedies, as otherwise provided in Section 2.4 or with respect to fraud Claims, the remedies provided in this Article VIII shall be the exclusive remedies of the Parties after the Closing in respect of any matter arising out of or in connection with this Agreement and any certificate executed in connection herewith for monetary damages arising under this Agreement.

ARTICLE IX - ADDITIONAL AGREEMENTS

9.1          Press Releases and Announcements.  No press releases related to this Agreement and the Transaction, or other announcements to the employees, customers or suppliers of the Seller, shall be issued without the mutual approval of the Buyer and the Seller (which approval shall not be unreasonably withheld or delayed), except for any public disclosure which Buyer or the Seller in good faith believes is required by law or regulation (in which case the disclosure shall be prepared jointly by the Buyer and the Seller).

9.2          Further Assurances.  The Parties hereto each agree to execute such other documents or agreements as may be necessary or desirable for the implementation of this Agreement and the consummation of the Transaction. In addition, the Buyer agrees to cooperate reasonably with the Seller to the extent the Seller requests access to documents, employees or data in the event that the Seller or the Seller Members become the subject of an audit or investigation by a Governmental Authority. In the event that following the Closing, the Seller Members, the Seller or any of their respective Affiliates receive or come into the possession of any of the Purchased Assets (including without limitation any payments relating to the Accounts Receivable or Claims included in the Purchased Assets), the Seller Members and the Seller shall, and shall cause their respective Affiliates to, immediately notify the Buyer and transfer or pay over such Purchased Assets to the Buyer. Seller will cooperate with the Buyer and use commercially reasonable efforts to assist the Buyer with the transfer to Buyer from the Seller of any Transferred Licenses and Accreditations necessary for the operation of the Purchased Assets following the Closing.

9.3          Expenses.  Except as otherwise provided herein, the Buyer on the one hand, and the Seller and the Seller Members on the other, will pay all of their own fees, costs and expenses (including, without limitation, fees, costs and expenses of legal counsel, accountants, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with the negotiation of this Agreement, the performance of their obligations hereunder and the consummation of the Transaction.

ARTICLE X - MISCELLANEOUS

10.1        Amendment.  This Agreement may be amended or modified in whole or in part at any time by an agreement in writing among the Seller Members, the Seller and the Buyer.

10.2        Waiver.  Any term or provision of this Agreement may be waived in writing at any time by the Seller and the Buyer. Any waiver affected pursuant to this Section 10.2 shall be binding. No failure to exercise and no delay in exercising any right, power or privilege shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude the exercise of any other right, power or privilege. No waiver of any breach of any covenant or agreement hereunder shall be deemed a waiver of a preceding or subsequent breach of the same or any other covenant or agreement.

10.3        Notices.  All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed duly given when personally delivered, one business day after being sent by reputable overnight courier service (charges prepaid), or when telecopied (so long as such telecopied message is that same day sent by reputable overnight courier (charges prepaid)) to the intended recipient as set forth on Schedule 10.3, or to such other address or to the attention of such other person as the recipient Party has specified by prior written notice to the sending Party.

10.4        Binding Agreement; Assignment.  This Agreement and all the provisions hereof will be binding upon and inure to the benefit of the Parties and their respective successors, heirs, beneficiaries, representatives and permitted assigns; provided, however, that, except as permitted in the following sentence, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties. Upon notice to the Seller and the Seller Members, Buyer (i) may assign any or all of its rights and obligations under this Agreement to any Affiliate of the Buyer and (ii) may make a collateral assignment of its rights hereunder to any lender to Buyer or any of its Affiliates.

10.5        Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law and if the rights or obligations of any Party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance here from and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

10.6        No Strict Construction.  The language used in this Agreement will be deemed to be the language jointly chosen by the Parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person.

10.7        Captions.  The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and will not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement will be enforced and construed as if no captions had been used in this Agreement.

10.8        Entire Agreement.  The terms of this Agreement (including the Exhibits and Schedules hereto) and other documents and instruments referenced herein, are intended by the parties as a final expression of their agreement with respect to the subject matter hereof and thereof and may not be contradicted by evidence of any prior or contemporaneous agreement. The parties further intend that this Agreement constitutes the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial proceeding, if any, involving this Agreement.

10.9        Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or .pdf file), each of which shall be deemed an original but all of which taken together will constitute one and the same instrument.

10.10      Governing Law.  All questions concerning the construction, validity and interpretation of this Agreement shall be governed by and construed in accordance with the domestic laws of the State of Colorado without giving effect to any choice of law or conflict of law provision (whether of the State of Colorado or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Colorado.

10.11      Parties in Interest.  Other than Persons entitled to receive indemnification under Article VIII, nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties and their respective successors and assigns any rights or remedies under or by virtue of this Agreement.

10.12      Exhibits and Schedules.  The Exhibits, Schedules and constitute a part of this Agreement and are incorporated into this Agreement for all purposes.

10.13      Certain Interpretive Matters and Definitions.

(a)           Unless the context otherwise requires, (i) all references to Sections, Articles or Schedules are to Sections, Articles or Schedules of or to this Agreement, (ii) each term defined in this Agreement has the meaning assigned to it, (iii) “or” is disjunctive but not necessarily exclusive, (iv) words in the singular include the plural and vice versa, (v) words of any gender include each other gender; (vi) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement, (vii) each accounting term not otherwise defined herein has the meaning assigned to it in accordance with GAAP, and (viii) the word “including” and similar terms following any statement will not be construed to limit the statement to matters listed after such word or term, whether or not a phrase of nonlimitation such as “without limitation” is used. All references to “$” or dollar amounts will be to lawful currency of the United States of America. Any representation or warranty contained herein as to the enforceability of a contract shall be subject to the effect of any bankruptcy, insolvency, reorganization, moratorium or other similar law affecting the enforcement of creditors’ rights generally and to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b)           No provision of this Agreement will be interpreted in favor of, or against, either of the parties hereto by reason of the extent to which either such Party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

[Signature Pages Follow]

Signature Page To The Asset Purchase and Contribution Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SELLER:

PRAEDIUM VENTURES, LLC (FORMERLY KNOWN AS VALIDUS VENTURES, LLC)

By:	/s/ Earl W. Dotson
Name:	Earl W. Dotson
Title:	President and Chief Manager

SELLER MEMBERS:

/s/ Earl W. Dotson
Earl W. Dotson

/s/ Barry J. Brodbeck
Barry J. Brodbeck

DDR FARMS, LLC

By:	/s/ Rick Rehmeier
Name:	Rick Rehmeier
Title:	Member

/s/ Jeff Allen Smouse
Jeff Allen Smouse

/s/ Dennis Pate
Dennis Pate

/s/ Karen Labenze
Karen Labenze

THE BUYER:

VALIDUS VERIFICATION SERVICES LLC

By:	/s/ John Saunders
Name:	John Saunders
Title:	Manager

WFCF:

WHERE FOOD COMES FROM, INC.

By:	/s/ John Saunders
Name:	John Saunders
Title:	Chief Executive Officer

Exhibit A

Bill of Sale, Assignment and Assumption Agreement

[See attached.]

Exhibit B

Dotson Employment Agreement

[See attached.]

Exhibit C

Example Terms for Services Agreement

1)	Staff Division

Validus Verfication Services LLC (“NewValidus”) Staff:
Matt Jones Karla Renda Brittany Pacha Jonathan Tubbs Larry Kubicek Scott Core Glee Goodner Brian Bennett
Staff Shared between NewValidus and Praedium Ventures, LLC (“Praedium”):
Earl Dotson (75%) Denise Veldhuizen (50%) Lane Thornburgh (50%)

Staff not identified as shared will track time utilized by other company. This will be billed to other company at cost plus a 15% markup. The markup will cover each applicable employee’s share of overhead and lost opportunity to generate profit for employer company. This chargeback method will be applied to both NewValidus and Praedium employees.

2)	Shared overhead costs

Reasonable efforts will be taken to directly charge overhead costs to appropriate company:

Common costs

Property insurance
Office supplies
Postage/shipping

Telephone
Utilities
Building maintenance
Equipment maintenance
Other common costs as identified

NewValidus will be charged a percentage of common costs based on number of NewValidus employees in the DSM location divided by total NewValidus and Praedium employees at the DSM location. This allocation will be adjusted for changes in staff numbers.

Furniture and equipment usage
Praedium will maintain ownership of all furniture and office content. Praedium will not charge NewValidus for use of furniture and equipment.
NewValidus will need to purchase new furniture or equipment when old wears out/breaks for each NewValidus staff person.

3)	Shared marketing costs

Reasonable efforts will be taken to directly charge marketing costs to appropriate company.

Common costs

Government relations (split 50/50)
Other common marketing costs as identified, will be allocated based on estimated usage by each company.